EXHIBIT 21

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES

SUBSIDIARIES OF THE REGISTRANT

Name of Company	State of Organization
NM Uranium, Inc.	Texas
NM Properties, Inc. (Note 1)	New York
NM Receivables Corp. II	New York
NM Receivables LLC	New York

  1: At March 31, 2003, NM Properties, Inc. owns Salmon Shores, Inc.; Moreau Park, Inc.; Riverview, Inc.; Hudson Pointe, Inc.; Upper Hudson Development, Inc.; Land Management & Development, Inc.; Oprop Co., Inc.; and Landwest, Inc.